EXHIBIT 99.1
Navios Maritime Holdings Inc. Reports Financial Results for the Second Quarter
and Six Months Ended June 30, 2011
•	Dividend of $0.06 per Share for Q2 2011

•	9.1% Increase in Q2 Net Income to $50.9 Million

•	8.7% Increase in Basic EPS of $0.50 for Q2 2011

•	13.9% Increase in Q2 EBITDA to $103.7 Million
PIRAEUS, GREECE— Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the second quarter and six months ended June 30, 2011.
Ms. Angeliki Frangou, Chairman and CEO of Navios, stated, “We are pleased to report an increase in EBITDA of 14%, to $104 million, and net income by more than 9%, to almost $51 million. Given our strong cash flow, we declared a $0.06 dividend for Q2 2011.”
Ms. Frangou continued, “Our 43 vessel fleet has long-term charters which are insured through a AA+ European entity. Our business can prosper in a prolonged downturn given this significant cash flow, as well as ample liquidity, conservative leverage ratios and absence of material near-term capital requirements.”
HIGHLIGHTS — RECENT DEVELOPMENTS
Navios Holdings
Liquidity
Net Debt to Total Capitalization was 44.7% on June 30, 2011. Navios Holdings’ total available liquidity, including credit lines, as of June 30, 2011 was approximately $412.6 million. As of August 22, 2011, Navios Holdings’ remaining newbuilding vessel capital expenditures commitments amounted to approximately $1.8 million.
Purchase Options
On May 30, 2011, Navios Holdings entered into option agreements to acquire four 82,000 dwt bulk carriers. Upon exercise of the options, delivery of the vessels is expected sometime during the second half of 2013 or the first half of 2014. The contract price for each vessel is $35.0 million.
Vessel Acquisition
On May 30, 2011, Navios Holdings agreed to acquire a 81,600 dwt bulk carrier scheduled to be delivered in April 2012 from a South Korean shipyard. The aggregate purchase price for the new vessel is approximately $35.5 million to be funded with a credit facility of up to $23.0 million.
Time Charter Coverage
Navios Holdings has long-term fleet employment for periods up to 12 years. As of August 19, 2011, Navios Holdings had chartered-out 95.2%, 55.9% and 37.9% of available days for 2011, 2012 and 2013, respectively, equivalent to $305.8 million, $216.8 million and $168.8 million in revenue, respectively. The average daily charter-out rate for the core fleet is $25,824, $28,874 and $32,415 for 2011, 2012 and 2013, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2011 is $10,479.

The above figures do not include the fleet of Navios South American Logistics Inc. (“Navios Logistics”) and vessels servicing Contracts of Affreightment (“COA”).
Navios Logistics
Acquisitions
During the second quarter and as of August 19, 2011, Navios Logistics used a portion of the proceeds from its offering of senior unsecured notes due 2019 to acquire three pushboats, 66 dry barges and one floating drydock for a cost of approximately $44.0 million, including transportation and other related costs.
On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. Navios Logistics paid a total consideration of $8.5 million for such noncontrolling interests, and simultaneously paid $53.2 million in full and final settlement of all amounts of indebtedness of such joint ventures under certain loan agreements.
Navios Maritime Partners L.P. (“Navios Partners”)
On August 10, 2011, Navios Holdings received $6.7 million representing the cash distribution from Navios Partners for the second quarter of 2011.
Fleet Profile
Navios Holdings controls a fleet of 56 vessels totaling 5.9 million dwt, of which 29 are owned and 27 are chartered-in under long-term charters. Navios Holdings currently operates 43 vessels (17 Capesize, nine Panamax, 16 Ultra-Handymax and one Handysize) totaling 4.6 million dwt. Additionally, Navios Holdings has agreed to acquire one newbuilding Panamax vessel expected to be delivered in April 2012 and has 12 newbuilding charter-in vessels expected to be delivered at various dates through 2013 (the “Core Fleet”). Also, as discussed above, Navios Holdings has entered into option agreements to acquire four newbuilding Panamax vessels. The current average age of the operating fleet is 5.0 years.
Exhibit II provides certain details of the “Core Fleet” of Navios Holdings. It does not include the fleet of Navios Logistics.
Dividend Policy
The Board of Directors declared a quarterly cash dividend for the second quarter of 2011 of $0.06 per share of common stock. The dividend is payable on October 6, 2011 to stockholders of record as of September 22, 2011. The declaration and payment of any further dividend remain subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.
Financial Highlights
•	Net income increased by 9.1% to $50.9 million in the second quarter of 2011 from $46.6 million for the same period in 2010.

•	EBITDA increased by 13.9% to $103.7 million in the second quarter of 2011 from $91.0 million for the same period in 2010.

•	Net Debt to Total Capitalization was 44.7% on June 30, 2011.
Second Quarter 2011 and 2010 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):
The quarterly 2011 and 2010 information presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-U.S. GAAP financial measures, and should not be used in isolation or as substitution for Navios Holdings’ results.
From March 30, 2011, Navios Maritime Acquisition Corporation (“Navios Acquisition”) is no longer consolidated and is accounted for under the equity method of accounting. The table and the discussion below exclude the impact of Navios Acquisition and are presented to provide investors with a clearer picture of Navios Holdings on a going forward basis.

		(Excluding
		consolidation of
		Navios
		Acquisition)
	Three Months	Three Months
	Ended	Ended
	June 30,	June 30,
	2011	2010
	(unaudited)	(unaudited)
Revenue	$165,353	$165,419
EBITDA	$103,690	$91,004
Adjusted EBITDA (*)	$64,903	$71,511
Net Income	$50,850	$46,591
Adjusted Net Income (*)	$12,063	$27,098
Earnings Per Share	$0.50	$0.46
Adjusted Basic Earnings Per Share (*)	$0.12	$0.26

(*)	Each of Adjusted EBITDA, Adjusted Net Income and Adjusted Basic Earnings Per Share for the three months ended June 30, 2011 excludes a $38.8 million gain on the sale of the Navios Luz and the Navios Orbiter to Navios Partners.

Each of Adjusted EBITDA, Adjusted Net Income and Adjusted Basic Earnings Per Share for the three months ended June 30, 2010 excludes (i) a $17.7 million gain recognized as a result of the initial consolidation of Navios Acquisition as of May 28, 2010; and (ii) a $1.8 million gain on the sale of the Navios Pollux to Navios Partners.
Navios Holdings’ total consolidated revenue for the three months ended June 30, 2011 and 2010 was $165.4 million.
Revenue from drybulk vessel operations for the three months ended June 30, 2011 was $110.7 million as compared to $113.8 million for the same period during 2010. The decrease in drybulk revenue was mainly attributable to (i) a decrease in short-term charter-in and long-term charter-in fleet available days by 30 days and 296 days, respectively, and (ii) a decrease in Time Charter Equivalent (“TCE”) per day by 10.4% to $23,681 per day in the second quarter of 2011 from $26,431 per day in the same period of 2010. This decrease was partially offset by an increase in available days for owned vessels by 25.8% to 2,635 days in the first quarter of 2011 from 2,094 days in the same period of 2010.
Revenue from the logistics business was $54.7 million for the three months ended June 30, 2011 as compared to $51.6 million for the same period of 2010. This increase was mainly attributable to: (i) the delivery of the Jiujiang and the Stavroula in June and July 2010, respectively; and (ii) improved performance in iron ore transportation. This increase was partially offset by a decrease in revenues from operations of its dry and liquid ports.
EBITDA of Navios Holdings for the three months ended June 30, 2011 increased by $12.7 million to $103.7 million as compared to $91.0 million for the same period of 2010. EBITDA of Navios Holdings for the three month period ended June 30, 2011 was adjusted for a $38.8 million gain on the sale of the Navios Luz and the Navios Orbiter to Navios Partners, and for the same period of 2010 was adjusted to exclude (i) a $17.7 million gain recognized as a result of the initial consolidation of Navios Acquisition as of May 28, 2010; and (ii) a $1.8 million gain on sale of Navios Pollux to Navios Partners. As a result of these adjustments, the Adjusted EBITDA of Navios Holdings for the three months ended June 30, 2011 decreased by $6.6 million to $64.9 million as compared to $71.5 million for the same period of 2010. The $6.6 million decrease in Adjusted EBITDA was primarily due to: (i) an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) of $10.0 million; (ii) an increase in general and administrative expenses of $2.2 million (excluding share-based compensation expenses); (iii) a $5.6 million decrease in gains from derivatives; (iv) a decrease in equity in earnings by $0.4 million. The overall variance of $18.2 was partially offset by: (i) a decrease in time charter, voyage and port terminal expenses of $9.6 million; (ii) a decrease of $1.7 million in loss attributable to the noncontrolling interest; and (iii) a decrease of $0.3 million in net other expense.
EBITDA of Navios Logistics was $10.5 million for the three month period ended June 30, 2011 as compared to $10.3 million for the same period in 2010.
Navios Acquisition’s effect to EBITDA was a loss of $0.8 million for the three month period ended June 30, 2011, and for the same period of 2010 was below $0.1 million.
See Exhibit I under the heading “Disclosure of Non-GAAP Financial Measures” for a discussion of EBITDA and Adjusted EBITDA of Navios Holdings, on a consolidated basis, Navios Acquisition and Navios Logistics, and a reconciliation of such measures to the most comparable measure under U.S. GAAP.
Net income of Navios Holdings for the three months ended June 30, 2011 was $50.9 million as compared to $46.6 million for the same period of 2010. Net income of Navios Holdings for the three months ended June 30, 2011 was adjusted to exclude a $38.8 million gain on the sale of the Navios Luz and the Navios Orbiter to Navios Partners, and for the same period of 2010, was adjusted for (i) a $17.7 million gain recognized as a result of the initial consolidation of Navios Acquisition as of May 28, 2010; and (ii) a $1.8 million gain on sale of Navios Pollux to Navios Partners. As a result of these adjustments, the Adjusted Net Income of Navios Holdings for the three months ended June 30, 2011 was $12.1 million as compared to $27.1 million for the same period of 2010. The decrease of Adjusted Net Income by $15.0 million was mainly due to (i) a decrease in Adjusted EBITDA of $6.6 million as discussed above; (ii) an increase in interest income/expense and finance cost, net of $4.2 million; (iii) an increase in depreciation and amortization of $2.0 million; (iv) an increase of $0.5 million in amortization for drydock and special survey costs; (v) an increase of $0.5 million in share-based compensation expense; and (vi) an increase in income taxes of $1.2 million.
First Half of 2011 and 2010 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):
The information for the six month period ended June 30, 2011 and 2010 presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-U.S. GAAP financial measures, and should not be used in isolation or as substitution for Navios Holdings’ results.
From March 30, 2011, Navios Acquisition is no longer consolidated and is accounted for under the equity method of accounting. The table and the discussion below exclude the impact of Navios Acquisition and are presented to provide investors with a clearer picture of Navios Holdings on a going forward basis.

	(Excluding	(Excluding
	consolidation of	consolidation of
	Navios	Navios
	Acquisition)	Acquisition)
	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2011	2010
	(unaudited)	(unaudited)
Revenue	$321,995	$319,788
EBITDA	$114,682	$169,054
Adjusted EBITDA (*)	$132,419	$129,200
Net income	$14,161	$77,892
Adjusted Net Income (*)	$31,898	$38,038
Earnings Per Share	$0.13	$0.77
Adjusted Basic Earnings Per Share (*)	$0.31	$0.37

(*)	Each of Adjusted EBITDA, Adjusted Net Income and Adjusted Basic Earnings Per Share for the six months ended June 30, 2011 excludes: (i) a $21.2 million of expenses relating to the bond extinguishment in January 2011; (ii) a $35.3 million loss on change in control from the Navios Acquisition deconsolidation; and (iii) a $38.8 million gain on the sale of the Navios Luz and the Navios Orbiter to Navios Partners.

Each of Adjusted EBITDA, Adjusted Net Income and Adjusted Basic Earnings Per Share for the six months ended June 30, 2010 excludes: (i) a $17.7 million gain recognized as a result of the initial consolidation of Navios Acquisition as of May 28, 2010; (ii) a $26.1 million gain on the sale of the Navios Hyperion, the Navios Aurora II and the Navios Pollux to Navios Partners; and (iii) a $4.0 million write off of an unfavorable short term charter.
Navios Holdings’ total consolidated revenue for the six months ended June 30, 2011 increased by $2.2 million to $322.0 million as compared to $319.8 million for the same period during 2010.

Revenue from drybulk vessel operations for the six months ended June 30, 2011 was $222.9 million as compared to $232.0 million for the same period during 2010. The decrease in drybulk revenue was mainly attributable to (i) a decrease in short-term charter-in and long-term charter-in fleet available days by 205 days and 740 days, respectively and (ii) a decrease in TCE per day by 5.0% to $24,143 per day in the first half of 2011 from $25,424 per day in the same period of 2010. This decrease was partially offset by an increase in available days for owned vessels by 22.5% to 5,159 days in the first half of 2011 from 4,212 days in the same period of 2010.
Revenue from the logistics business was $99.1 million for the six months ended June 30, 2011 as compared to $87.8 million for the same period of 2010. This increase was mainly attributable to: (i) the delivery of the Jiujiang and the Stavroula in June and July 2010, respectively; and (ii) improved performance in iron ore transportation. This increase was partially offset by decrease in operations of its dry and liquid ports.
EBITDA of Navios Holdings for the six months ended June 30, 2011 decreased by $54.4 million to $114.7 million as compared to $169.1 million for the same period of 2010. EBITDA of Navios Holdings for the six month period ended June 30, 2011 was adjusted for (i) a $21.2 million of expenses relating to the bond extinguishment in January 2011; (ii) a $35.3 million loss on change in control from the Navios Acquisition deconsolidation; and (iii) a $38.8 million gain on the sale of the Navios Luz and the Navios Orbiter to Navios Partners, and for the same period of 2010 was adjusted to exclude (i) a $17.7 million gain recognized as a result of the initial consolidation of Navios Acquisition as of May 28, 2010; (ii) a $26.1 million gain on the sale of the Navios Hyperion, the Navios Aurora II and the Navios Pollux to Navios Partners; and (iii) a $4.0 million write off of an unfavorable short term charter. As a result of these adjustments, the Adjusted EBITDA of Navios Holdings for the six months ended June 30, 2011 increased by $3.2 million to $132.4 million as compared to $129.2 million for the same period of 2010. The $3.2 million increase in Adjusted EBITDA was primarily due to: (i) an increase in revenue of $2.2 million to $322.0 million in the first half of 2011 from $319.8 million in the same period of 2010; (ii) a decrease in time charter, voyage and port terminal expenses of $27.4 million; and (iii) a decrease of $3.3 million in net other expense. The overall variance of $32.9 million was partially offset by: (i) an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) of $15.8 million; (ii) an increase in general and administrative expenses of $1.4 million (excluding share-based compensation expenses); (iii) a $4.1 million increase in losses from derivatives; (iv) a increase of $0.7 million in loss attributable to the noncontrolling interest; (v) a decrease in equity in earnings by $3.7 million; and (vi) a $4.0 million write-off relating to the termination of an unfavorable short-term charter contract that took place during the same period in 2010.
EBITDA of Navios Logistics was $20.0 million for the six month period ended June 30, 2011 as compared to $14.4 million during the same period in 2010.
Navios Acquisition’s effect to EBITDA for the six month period ended June 30, 2011 was $14.1 million and for the same period of 2010 was below $0.1 million.
See Exhibit I under the heading “Disclosure of Non-GAAP Financial Measures” for a discussion of EBITDA and Adjusted EBITDA of Navios Holdings, on a consolidated basis, Navios Acquisition and Navios Logistics, and a reconciliation of such measures to the most comparable measure under U.S. GAAP.
Net income of Navios Holdings for the six months ended June 30, 2011 was $14.2 million as compared to $77.9 million for the same period of 2010. Net income of Navios Holdings for the six months ended

June 30, 2011 was adjusted to exclude (i) $21.2 million of expenses relating to the bond extinguishment in January 2011; (ii) a $35.3 million loss on change in control from the Navios Acquisition deconsolidation; and (iii) a $38.8 million gain on the sale of the Navios Luz and the Navios Orbiter to Navios Partners, and for the same period of 2010, was adjusted for (i) a $17.7 million gain recognized as a result of the initial consolidation of Navios Acquisition as of May 28, 2010; (ii) a $26.1 million gain on the sale of the Navios Hyperion, the Navios Aurora II and the Navios Pollux to Navios Partners and (iii) a $4.0 million write off of an unfavorable short term charter. As a result of these adjustments, the Adjusted Net Income of Navios Holdings for the six months ended June 30, 2011 was $31.9 million as compared to $38.0 million for the same period of 2010. The decrease of Adjusted Net Income by $6.1 million was mainly due to (i) an increase in interest income/expense, net of $3.9 million; (ii) an increase in depreciation and amortization of $2.4 million; (iii) an increase in income taxes of $1.1 million; (iv) an increase of $1.2 million in amortization for drydock and special survey costs; and (v) an increase of $0.7 million in share-based compensation expense. This decrease was partially offset by an increase in Adjusted EBITDA of $3.2 million.
Fleet Summary Data:
The following table reflects certain key indicators indicative of the performance of the Navios Holdings’ drybulk operations and its fleet performance for the three month periods ended June 30, 2011 and 2010.

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	4,129	3,915	8,111	8,108
Operating Days (2)	4,081	3,904	8,008	8,088
Fleet Utilization (3)	98.8%	99.7%	98.7%	99.8%
Equivalent Vessels (4)	45	43	45	45
TCE (5)	$23,681	$26,431	$24,143	$25,424

(1)	Available days for the fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	Equivalent Vessels, is defined as the total available days during a relevant period divided by the number of days of this period.

(5)	TCE is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.
Conference Call:
As previously announced, Navios Holdings will host a conference call today, August 22, 2011, at 8:30 am ET, at which time Navios Holdings’ senior management will provide highlights and commentary on the financial results of the second quarter and six months ended June 30, 2011.
A supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section at 7:45 am ET.
Conference Call details:
Call Date/Time: August 22, 2011, at 8:30 am ET
Call Title: Navios Holdings Q2 2011 Financial Results Conference Call
US Dial In: +1.877.480.3873
International Dial In: +1.404.665.9927
Conference ID: 8515 1892
The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:
US Replay Dial In: +1.855.859.2056
International Replay Dial In: +1.404.537.3406
Conference ID: 8515 1892
This call will be simultaneously Webcast. The Webcast will be available on the Navios Holdings website, www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.
For more information about Navios Holdings please visit our website: www.navios.com.
About Navios South American Logistics Inc.
Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of a diverse customer base of global petroleum, agricultural and mining companies. Through port terminal, river barge and coastal cabotage operations, the company is focused on providing its customers integrated transportation, storage and related services. For more information about Navios Logistics please visit its website: www.navios-logistics.com.

About Navios Maritime Partners L.P.
Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit its website: www.navios-mlp.com.
About Navios Maritime Acquisition Corporation
Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit its website: www.navios-acquisition.com.
Forward Looking Statements — Safe Harbor
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels; competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXHIBIT I
NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars — except share data)

	June 30,	December 31,
	2011	2010
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$342,354	$207,410
Restricted cash	19,097	34,790
Accounts receivable, net	94,359	70,388
Short-term derivative asset	1,208	1,420
Due from affiliate companies	30,208	2,603
Prepaid expenses and other current assets	33,935	33,354

Total current assets	521,161	349,965

Deposits for vessel acquisitions	1,511	377,524
Vessels, port terminal and other fixed assets, net	1,768,416	2,249,677
Long-term derivative assets	150	149
Restricted cash	—	18,787
Other long-term assets	62,611	60,132
Investments in affiliates	118,594	18,695
Investments in available for sale securities	102,963	99,078
Intangible assets other than goodwill	255,240	327,703
Goodwill	160,336	175,057

Total noncurrent assets	2,469,821	3,326,802

Total assets	$2,990,982	$3,676,767

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$44,570	$49,496
Dividends payable	6,100	7,214
Accrued expenses	77,228	62,417
Deferred income and cash received in advance	24,159	17,682
Short-term derivative liability	—	245
Current portion of capital lease obligations	16,341	1,252
Current portion of long-term debt	58,613	63,297

Total current liabilities	227,011	201,603

Senior and ship mortgage notes, net of discount	945,257	1,093,787
Long-term debt, net of current portion	500,992	918,826
Capital lease obligations, net of current portion	15,308	31,009
Unfavorable lease terms	47,976	56,875
Other long-term liabilities and deferred income	45,114	36,020
Deferred tax liability	20,844	21,104

Total noncurrent liabilities	1,575,491	2,157,621

Total liabilities	1,802,502	2,359,224

	June 30,	December 31,
	2011	2010
	(unaudited)
Commitments and contingencies	—	—
Stockholders’ equity Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 8,479 issued and outstanding as of June 30, 2011 and December 31, 2010.	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 101,686,343 and 101,563,766 as of June 30, 2011 and December 31, 2010, respectively.	10	10
Additional paid-in capital	533,679	531,265
Accumulated other comprehensive income	26,549	32,624
Retained earnings	495,348	495,684

Total Navios Holdings’ stockholders’ equity	1,055,586	1,059,583
Noncontrolling interest	132,894	257,960

Total stockholders’equity	1,188,480	1,317,543

Total liabilities and stockholders’equity	$2,990,982	$3,676,767

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of U.S. dollars — except share and per share data)

	Three Month	Three Month	Six Month	Six Month
	Period Ended	Period Ended	Period Ended	Period Ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$165,353	$165,445	$347,125	$319,814
Time charter, voyage and port terminal expenses	(62,598)	(72,230)	(121,712)	(148,731)
Direct vessel expenses	(31,657)	(21,109)	(65,675)	(41,153)
General and administrative expenses	(13,911)	(11,351)	(26,685)	(23,544)
Depreciation and amortization	(24,397)	(22,366)	(57,718)	(47,307)
Interest income/expense and finance cost, net	(25,133)	(20,982)	(54,570)	(42,391)
Gain/(loss) on derivatives	303	5,880	(82)	4,042
Gain on sale of assets	38,787	1,751	38,787	26,134
Gain/(loss) on change in control	—	17,742	(35,325)	17,742
Loss on bond extinguishment	—	—	(21,199)	—
Other expense, net	(2,565)	(3,005)	(3,540)	(6,804)

Income/(loss) before equity in net earnings of affiliate companies	44,182	39,775	(594)	57,802
Equity in net earnings of affiliated companies	7,731	8,172	14,746	19,756

Income before taxes	$51,913	$47,947	$14,152	$77,558
Income taxes	(1,085)	133	(181)	901

Net income	50,828	48,080	13,971	78,459
Less: Net loss/(income) attributable to the noncontrolling interest	22	(1,571)	(1,251)	(649)
Preferred stock dividends of subsidiary	—	—	(27)	—

	Three Month	Three Month	Six Month	Six Month
	Period Ended	Period Ended	Period Ended	Period Ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Add: Preferred stock dividends attributable to the noncontrolling interest	—	—	12	—

Net income attributable to Navios Holdings common stockholders	$50,850	$46,509	$12,705	$77,810

Basic net earnings per share attributable to Navios Holdings common stockholders	$0.50	$0.46	$0.12	$0.76

Weighted average number of shares, basic	100,949,505	100,470,187	100,901,279	100,447,992

Diluted net earnings per share attributable to Navios Holdings common stockholders	$0.46	$0.41	$0.12	$0.69

Weighted average number of shares, diluted	110,327,472	114,550,664	110,318,726	114,313,472

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

	Six Month	Six Month
	Period	Period
	Ended	Ended
	June 30,	June 30,
	2011	2010
	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income	$13,971	$78,459
Adjustments to reconcile net income to net cash provided by operating activities:
Non cash adjustments	72,812	19,050
Increase in operating assets	(40,783)	(18,613)
Increase/(decrease) in operating liabilities	32,142	(17,238)
Payments for drydock and special survey costs	(4,990)	(6,729)

Net cash provided by operating activities	73,152	54,929

INVESTING ACTIVITIES:
Consolidation of subsidiary, net of cash assumed	—	3,125
Deconsolidation of Navios Acquisition	(72,425)	—
Decrease/(increase) in restricted cash for asset acquisitions	778	(67,250)
Acquisition of General Partner units	(2,052)	(3,566)
Acquisition of vessels	(56,059)	(69,808)
Deposits for vessel acquisitions	(4,499)	(294,582)
Receipts from finance lease	—	293
Proceeds from sale of assets	120,000	303,832
Purchase of property and equipment	(32,274)	(5,008)

Net cash used in investing activities	(46,531)	(132,964)

FINANCING ACTIVITIES:
Proceeds from long-term loan, net of deferred finance fees	54,613	228,798
Repayment of long-term debt	(165,847)	(86,717)
Repayment of Senior Notes	(300,000)	—
Proceeds from issuance of Senior Notes, net of deferred finance fees	534,309	—
Dividends paid	(14,182)	(13,482)
Issuance of common stock	415	275
Payments of obligations under capital leases	(612)	—
Increase in restricted cash	(373)	(2,250)
Dividends to noncontrolling shareholders	—	(470)

Net cash provided by financing activities	108,323	126,154

Increase in cash and cash equivalents	134,944	48,119

	Six Month	Six Month
	Period	Period
	Ended	Ended
	June 30,	June 30,
	2011	2010
	(unaudited)	(unaudited)
Cash and cash equivalents, beginning of period	207,410	173,933

Cash and cash equivalents, end of period	$342,354	$222,052

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$33,059	$44,955
Cash paid for income taxes	$832	$480

Non-cash investing and financing activities
For issuance of preferred stock in connection with the acquisition of vessels	$—	$12,201
Equity in net earnings of affiliated companies	$14,746	$19,756
Dividends declared but not paid	$6,100	$6,058
Disclosure of Non-GAAP Financial Measures
EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any, unless otherwise stated. Adjusted EBITDA represents EBITDA excluding certain items as described under “Financial Highlights”. EBITDA and Adjusted EBITDA are “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
EBITDA is presented to provide additional information with respect to the ability of Navios Holdings, Navios Acquisition and Navios Logistics to satisfy its obligations including debt service, capital expenditures, working capital requirements and payment of dividends. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.
The following tables provide a reconciliation of EBITDA, in the case of Navios Holdings on a consolidated basis, Navios Acquisition and Navios Logistics, and Adjusted EBITDA in the case of Navios Holdings on a consolidated basis (as defined in the notes to the tables):

Navios Holdings Reconciliation of EBITDA and Adjusted EBITDA to Cash from Operations

	June 30,	June 30,
Three Months Ended	2011	2010
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$18,219	$29,215
Net increase in operating assets	29,757	7,794
Net (increase)/decrease in operating liabilities	(3,768)	12,300
Net interest cost	25,133	20,982
Deferred finance charges	(1,895)	(1,496)
Provision for gains/(losses) on accounts receivable	(112)	(1,372)
Unrealized loss on FFA derivatives, warrants and interest rate swaps and expenses related to bond extinguishment	532	1,933
Earnings in affiliates, net of dividends received	(4,099)	(1,353)
Payments for drydock and special survey	1,114	5,066
Noncontrolling interest	22	(1,571)
Gain on change in control	—	17,742
Gain on sale of assets	38,787	1,751

EBITDA	$103,690	$90,991
Gain on sale of assets	(38,787)	(1,751)
Gain on change in control	—	(17,742)

Adjusted EBITDA	$64,903	$71,498

Navios Acquisition Reconciliation of EBITDA to Cash from Operations

	June 30,	June 30,
Three Months Ended	2011	2010
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$—	$2,623
Net decrease in operating assets	—	81
Net decrease in operating liabilities	—	(2,845)
Net interest cost	—	66
Noncontrolling interest	—	62

EBITDA	$—	$(13)

Navios Logistics EBITDA Reconciliation to Net Income

	June 30,	June 30,
Three Months Ended	2011	2010
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net (loss)/income attributable to Navios Logistics shareholders	$(719)	$3,648
Depreciation and amortization	4,962	5,634
Amortization of deferred drydock costs	150	90
Interest income/expense and finance cost, net	5,105	1,132
Income taxes	1,010	(202)

EBITDA	$10,508	$10,302

Navios Holdings Reconciliation of EBITDA and Adjusted EBITDA to Cash from Operations

	June 30,	June 30,
Six Months Ended	2011	2010
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$73,152	$54,929
Net increase in operating assets	40,783	18,613
Net (increase)/decrease in operating liabilities	(32,142)	17,238
Net interest cost	54,570	42,391
Deferred finance charges	(3,226)	(3,110)
Provision for losses on accounts receivable	3	(5,438)
Unrealized loss on FFA derivatives, warrants and interest rate swaps and expenses related to bond extinguishment	(5,304)	(3,597)
Earnings in affiliates, net of dividends received	(5,402)	(1,941)
Payments for drydock and special survey	4,990	6,729
Noncontrolling interest	(1,251)	(649)
Preferred stock dividends attributable to the noncontrolling interest	12	—
Preferred stock dividends of subsidiary	(27)	—
(Loss)/gain on change in control	(35,325)	17,742
Gain on sale of assets	38,787	26,134

EBITDA	$129,620	$169,041
Gain on sale of assets	(38,787)	(26,134)
Loss on bond extinguishment	21,199	—
Write-off due of unfavourable short term charter contract	—	4,022
(Loss)/gain on change in control	35,325	(17,742)

Adjusted EBITDA	$147,357	$129,187

Navios Acquisition Reconciliation of EBITDA to Cash from Operations

	June 30,	June 30,
Six Months Ended	2011	2010
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$18,749	$2,623
Net (decrease)/increase in operating assets	(4,117)	81
Net increase in operating liabilities	(6,613)	(2,845)
Net interest cost	8,349	66
Deferred finance charges	(318)	—
Earnings in affiliates, net of dividends received	(1,300)	—
Noncontrolling interest	188	62

EBITDA	$14,938	$(13)

Navios Logistics EBITDA Reconciliation to Net Income

	June 30,	June 30,
Six Months Ended	2011	2010
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income attributable to Navios Logistics shareholders	$2,510	$1,868
Depreciation and amortization	11,078	11,342
Amortization of deferred drydock costs	261	169
Interest income/expense and finance cost, net	6,159	2,040
Income taxes	33	(1,044)

EBITDA	$20,041	$14,375

EXHIBIT II
Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Navios Ionian	Ultra Handymax	2000	52,067
Navios Vector	Ultra Handymax	2002	50,296
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Vega	Ultra Handymax	2009	58,792
Navios Celestial	Ultra Handymax	2009	58,063
Navios Astra	Ultra Handymax	2006	53,468
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Asteriks	Panamax	2005	76,801
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Lumen	Capesize	2009	180,661
Navios Stellar	Capesize	2009	169,001
Navios Phoenix	Capesize	2009	180,242
Navios Antares	Capesize	2010	169,059
Navios Buena Ventura	Capesize	2010	179,132
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169
Owned Vessels to be Delivered

		Delivery
Vessel	Type	Date	DWT
Navios TBN	Panamax	04/2012	81,600

Options to Acquire Vessels

		Delivery
Vessels	Type	Date	DWT
Navios TBN	Panamax	H2/2013	82,000
Navios TBN	Panamax	H2/2013	82,000
Navios TBN	Panamax	H1/2014	82,000
Navios TBN	Panamax	H1/2014	82,000
Long term Chartered-in Fleet in Operation

			Deadweight
		Year	(in metric	Purchase
Vessel Name	Vessel Type	Built	tons)	Option(1)
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Serenity	Handysize	2011	34,718	Yes
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,200	No
Torm Antwerp	Panamax	2008	75,250	No
Golden Heiwa	Panamax	2007	76,662	No
King Ore	Capesize	2010	176,800	No
Beaufiks	Capesize	2004	180,181	Yes
Phoenix Beauty	Capesize	2010	169,150	No
Rubena N	Capesize	2006	203,233	No
Formosabulk Brave	Capesize	2001	170,000	No
SC Lotta	Capesize	2009	170,500	No
Long-term Chartered-in Fleet to be Delivered

		Delivery	Purchase	Deadweight (in
Vessels	Vessel Type	Date	Option	metric tons)
Navios TBN	Handysize	09/2012	Yes(2)	34,718
Navios Koyo	Capesize	12/2011	Yes	181,000
Kleimar TBN	Capesize	07/2012	Yes	180,000
Navios TBN	Capesize	12/2013	Yes	180,000
Navios TBN	Ultra Handymax	02/2012	Yes	61,000
Navios TBN	Ultra Handymax	05/2013	Yes	61,000
Navios TBN	Ultra Handymax	10/2013	Yes	61,000
Navios Marco Polo	Panamax	12/2011	Yes	80,000
Navios TBN	Panamax	01/2013	Yes	82,100
Navios TBN	Panamax	07/2013	Yes(2)	80,500
Navios TBN	Panamax	09/2013	Yes(2)	80,500
Navios TBN	Panamax	11/2013	Yes(2)	80,500

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(2)	The initial 50% purchase option on each vessel is held by Navios Holdings.
Contacts:
Investor Relations
Navios Maritime Holdings Inc.
+1.212.906.8643
investors@navios.com